UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Commission File No.: 0-20180

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB	☐ Form N-SAR

	For Period Ended:		March 31, 2002
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:			N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
PART I — REGISTRANT INFORMATION
Qualton, Inc. Full Name of Registrant
International Realty Group, Inc. Former Name if Applicable
Av. Constituyentes 647 Address of Principal Executive Office (Street and Number)
Mexico, D.F. 11810 City, State and Zip Code
011-52-55-50-93-19-00 Telephone Number

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        The filing of the subject Form 10-QSB could not be accomplished by the filing date without unreasonable effort or expense because of delays in the preparation of consolidated financial statements and the revision of the subject Form 10-QSB for the period ended March 31, 2002.

PART IV — OTHER INFORMATION

Pablo Macedo.
Qualton Inc.
President.
Av. Constituyentes 647
Mexico City.
(011) 52-55-50-93-19-01
(Name and telephone number of person to contact in regard to this notification)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

Qualton, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Qualton, Inc.
By
Pablo Macedo President